Exhibit 99.1

ParaZero and ThirdEye Unveil New Battlefield System Designed to Detect and Intercept Drones for Armored Vehicles

ParaZero’s DefendAir paired with ThirdEye's new armored-vehicle detection layer, following the companies' September framework announcement to combine detection and physical interception

KFAR SABA, Israel, Oct. 06, 2026 (GLOBE NEWSWIRE) -- ParaZero Technologies Ltd. (Nasdaq: PRZO) (“ParaZero” or the “Company”), an aerospace defense company pioneering smart, autonomous solutions for the global manned and unmanned aerial systems (UAS) industry, today announced that its DefendAir net-based interception technology is being paired with ThirdEye Systems Ltd.'s (TASE: THES) newly unveiled Iron Web detection product as part of an integrated counter-UAS architecture for armored vehicles.

ThirdEye unveiled Iron Web at ADEX 2026 in Baku. Iron Web is designed to give armored combat vehicles a perimeter drone-detection layer and to complement ThirdEye's Argus Shield system.

Under the architecture, ThirdEye's electro-optical and AI-driven detection is intended to find and classify an approaching drone, and DefendAir is intended to provide the last physical layer: a controlled, non-explosive net launch designed to stop the drone before it reaches the vehicle. The same concept is intended to be applicable to critical infrastructure and other sensitive sites.

The announcement builds on the non-binding memorandum of understanding the companies disclosed on September 15, 2026. That MOU set a framework to explore the development, integration and commercialization of a 360° detect-to-defeat solution.

“An armored vehicle needs more than an alert. It needs a proven way to stop the threat,” said Ariel Alon, Chief Executive Officer of ParaZero. “Iron Web brings together two leading technologies: ThirdEye’s detection capabilities and ParaZero’s DefendAir net interceptors. Together, they connect detection with physical interception, setting a new standard in C-UAS protection for armored vehicles.”

DefendAir is designed for integration across personal, mobile, autonomous and fixed-site counter-UAS configurations. ParaZero and ThirdEye intend to continue the integration and commercialization work described in their September MOU.

The DefendAir product family and ThirdEye’s Iron Web will be showcased at ParaZero’s booth at the AUSA Annual Meeting in Washington, D.C., October 12–14, within the SIBAT (Israeli Ministry of Defense) National Defense Pavilion, Booth #739.

About ParaZero Technologies

ParaZero Technologies Ltd. (Nasdaq: PRZO) is an aerospace defense company pioneering smart, autonomous solutions for the global manned and unmanned aerial systems (UAS) industry.

Founded in 2014 by aviation professionals and drone industry veterans, ParaZero develops intelligent, mission-ready technologies for defense and advanced aerial applications.

The Company’s DefendAir product family provides a controlled, non-explosive, net-based physical interception capability designed for integration across personal, mobile, autonomous and fixed-site Counter-UAS systems.

For more information, visit ParaZero https://parazero.com/

About ThirdEye Systems

Founded in 2010, ThirdEye Systems is a pioneering developer of advanced AI-based solutions for optical systems and autonomous platforms, with a strong focus on defense and security applications.

The company specializes in edge AI applications and provides innovative real-time image processing technology, enabling tracking and control under challenging operational conditions. ThirdEye Systems’ solutions deliver rapid and high-quality responses to evolving threats, including protection against UAVs and drones.

The company’s products are designed to be reliable, mobile, and operational 24/7, providing an optimal solution for operational units in the field.

ThirdEye Systems’ solutions set a new standard in integrating artificial intelligence with defense and security systems, advancing the capabilities of the field.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act and other securities laws. Forward-looking statements contained in this press release include, but are not limited to, statements regarding ParaZero’s strategic and business plans, technology, relationships, objectives and expectations for its business, growth, the impact of trends on and interest in its business, intellectual property, products and its future results, operations and financial performance and condition and may be identified by the use of words such as “may,” “seek,” “will,” “consider,” “likely,” “assume,” “estimate,” “expect,” “anticipate,” “intend,” “believe,” “do not believe,” “aim,” “predict,” “plan,” “project,” “continue,” “potential,” “guidance,” “objective,” “outlook,” “trends,” “future,” “could,” “would,” “should,” “target,” “on track” or their negatives or variations, and similar terminology and words of similar import, generally involve future or forward-looking statements. For example, the Company is using forward-looking statements when it discusses the proposed development and integration of DefendAir with ThirdEye’s Iron Web; the parties’ ability to enter into definitive agreements and continue their technical and commercialization activities; the anticipated capabilities, performance, development, testing and potential applications of the proposed integrated architecture; the potential benefits of the parties’ collaboration; the planned presentation of the technologies at the AUSA Annual Meeting; and the potential adoption or commercialization of the proposed solution for armored vehicles, critical infrastructure and other sensitive sites. Forward-looking statements are not historical facts, and are based upon management’s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain. Such expectations, beliefs and projections are expressed in good faith. However, there can be no assurance that management’s expectations, beliefs and projections will be achieved, and actual results may differ materially from what is expressed in or indicated by the forward-looking statements. Forward-looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward-looking statements. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s Annual Report on Form 20-F filed with the SEC on March 26, 2026. Forward-looking statements speak only as of the date the statements are made. The Company assumes no obligation to update forward-looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws. If the Company does update one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward-looking statements. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. ParaZero is not responsible for the content of third-party websites.

Investor Relations Contact:

Michal Efraty

Investor Relations

michal@efraty.com